FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For period ending March 13, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --


Issued -  Tuesday 13 March 2007, London, UK


                         FDA APPROVES GLAXOSMITHKLINE'S
              NEW ORAL BREAST CANCER TREATMENT TYKERB(R)(LAPATINIB)


GlaxoSmithKline plc (LSE: GSK, NYSE: GSK) announced today that the United States Food and Drug Administration (FDA) approved TYKERB(R) (lapatinib), in combination with Xeloda(R) (capecitabine), for the treatment of patients with advanced or metastatic breast cancer whose tumours overexpress HER2 and who have received prior therapy including an anthracycline, a taxane, and trastuzumab.
It is the first targeted, once-daily oral treatment option for this patient population. TYKERB was granted Priority Review by the FDA in November 2006.

"Tykerb is a significant breakthrough for women with advanced HER2 (ErbB2) positive breast cancer. The data clearly show that this small molecule, oral, targeted agent, in combination with capecitabine, is effective for women whose disease has recurred despite treatment with previous therapies, including anthracyclines, taxanes and trastuzumab," said Paolo Paoletti, MD, Senior Vice President of the Oncology Medicine Development Centre at GSK. "The approval of TYKERB demonstrates our R&D organisation's strong commitment to the discovery and development of novel cancer treatments. We are dedicated to the further study and development of TYKERB in a variety of other settings including adjuvant breast cancer as well as in other solid tumour types."

This approval reflects more than 16 years of research, including more than 60 clinical trials and investigator-initiated collaborative research studies. Lapatinib inhibits two validated targets in oncology, the kinase components of EGFR (ErbB1) and HER2 (ErbB2) receptors, commonly associated with cancer cell proliferation and tumour growth. As a targeted therapy, lapatinib is designed to interfere with discrete cellular processes or disease mechanisms prevalent in cancer. Lapatinib will be available in the United States within two weeks and, as an oral therapy, offers added convenience for patients.


TYKERB Clinical Results

This approval was based on the pivotal Phase III trial of 399 patients which showed that the median time to disease progression as assessed by independent reviewers was 27.1 weeks on the combination of lapatinib and capecitabine versus
18.6 weeks on capecitabine alone in women with advanced or metastatic HER2 (ErbB2) positive breast cancer whose disease had progressed following treatment with trastuzumab and other cancer therapies. The hazard ratio of 0.57 (95% CI:
0.43, 0.77, p = 0.00013) represents a 43 percent reduction in the risk of progression for the patients on the combination arm.1 Differences between treatment groups based on unblinded investigator assessments were smaller but continued to be clinically and statistically significant.

Adverse events (AEs) leading to discontinuation were similar in the lapatinib-capecitabine combination arm (14 percent) versus capecitabine alone (14 percent). Most commonly reported AEs in the lapatinib-capecitabine combination arm included diarrhoea, hand-foot syndrome, nausea, rash, vomiting and fatigue. Left ventricular ejection fraction (LVEF), a measure of the strength of the heart's pumping capacity, was monitored during the study. Among 198 patients who received the lapatinib-capecitabine combination treatment, three experienced an asymptomatic (grade 2) decrease in LVEF and one experienced a symptomatic (grade 3) decrease in LVEF.


Ongoing Trials

GSK has a comprehensive clinical programme that is actively studying lapatinib in other breast cancer settings and other cancers to better identify patient populations that may respond to lapatinib.

Marketing applications for lapatinib (TYKERB/TYVERB) have been filed around the world, including the European Union, Switzerland, Canada, Brazil, Australia and South Korea.


About TYKERB

Lapatinib, a small molecule that is administered orally, inhibits the tyrosine kinase components of EGFR (ErbB1) and HER2 (ErbB2) receptors. Stimulation of EGFR (ErbB1) and HER2 (ErbB2) is associated with cell proliferation and with multiple processes involved in tumour progression, invasion, and metastases. Overexpression of these receptors has been reported in a variety of human tumours and is associated with poor prognosis and reduced overall survival.


About GlaxoSmithKline

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better, and live longer. For company information, visit GlaxoSmithKline at http://www.gsk.com.


S M Bicknell
Company Secretary
13th March 2007


Cautionary statement regarding forward-looking statements

Under the safe harbour provisions of the U.S. Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk Factors' in the Operating and Financial Review and Prospects in the company's Annual Report on Form 20-F for 2005.


Notes to editors:

Tykerb(R) is a registered trademark of the GlaxoSmithKline group of companies in the United States.

Tyverb(R) is a registered trademark of the GlaxoSmithKline group of companies in Europe and is the proposed trade name in certain markets, pending regulatory approval.

Herceptin(R) is a registered trademark of Genentech, Inc. in the U.S. and Roche Pharmaceuticals in Europe.

Xeloda(R) is a registered trademark of Roche Pharmaceuticals.

To access the latest GSK Oncology media materials, visit http://www.gskcancermedia.com


Enquiries:

UK Media enquiries:                     Philip Thomson          (020) 8047 5502
                                        Alice Hunt              (020) 8047 5502
                                        Gwenan White            (020) 8047 5502

US Media enquiries:                     Nancy Pekarek           (215) 751 7709
                                        Mary Anne Rhyne         (919) 483 2839
                                        Patricia Seif           (215)  751 7709

European Analyst/Investor enquiries:    Anita Kidgell           (020) 8047 5542
                                        David Mawdsley          (020) 8047 5564
                                        Sally Ferguson          (020) 8047 5543

US Analyst/ Investor enquiries:         Frank Murdolo           (215) 751 7002
                                        Tom Curry               (215) 751 5419


References


1.   Data on file, GlaxoSmithKline, King of Prussia.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: March 13, 2007                                      By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc